Announcement to the Market

Itaú Unibanco Holding's 2024 Annual Report on Form 20-F filed with the SEC and the CVM

Itaú Unibanco Holding S.A. (the "Company") announces to the market that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission ("SEC").

The 2024 Form 20-F is available in English at the SEC's website (www.sec.gov), on the Brazilian Securities and Exchange Commission's website (Comissão de Valores Mobiliários, the CVM) (www.cvm.gov.br) and on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Lastly, shareholders who wish to do so may receive hard copies of the Company's audited financial statements for the fiscal year ended December 31, 2024, free of charge, by requesting a copy to the Investor Relations team at ri@itau-unibanco.com.br, providing your contact details and full address.

São Paulo (SP), April 28, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer